RANGER FUNDS INVESTMENT TRUST

AMENDED & RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

RANGER INVESTMENT MANAGEMENT, L.P.

THIS AMENDED & RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of November, 2012, by and between RANGER FUNDS INVESTMENT TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust listed in Appendix A (each a “Fund” and together, the “Funds”), and the investment adviser of each Fund, Ranger Investment Management, L.P. (the “Adviser”, and together with the Funds and the Trust, the “Parties”).

WHEREAS, the Parties entered into an Operating Expense Limitation Agreement on September 14, 2011 (the “Prior Agreement”) and desire to amend and restate the Prior Agreement;

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated as of the 14th day of September, 2011 (the “Management Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund's Operating Expenses (as defined below) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises made in this Agreement, the parties mutually agree as follows:

1.

Limit on Operating Expenses. The Adviser agrees to limit each Fund's current Operating Expenses to an annual rate, expressed as a percentage of each Fund's average annual net assets, to the amounts listed in Appendix A (each an “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.

Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser's investment advisory or management fee detailed in the Management Agreement, but does not include any Rule 12b-1 distribution and/or shareholder servicing fees, front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.

3.

Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A and subject to the approval by the Board of Trustees.

4.

Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least November 30, 2013, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5.

Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the applicable Fund, upon sixty (60) days' written notice to the

Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to each Fund listed in Appendix A if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement's termination for the Fund.

6.

Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.

Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

RANGER FUNDS INVESTMENT TRUST
on behalf of each Fund listed in Appendix A

/s/K. Scott Canon

K. Scott Canon

President

RANGER INVESTMENT MANAGEMENT, L.P.

/s/Jay Thompson

Jay Thompson

Chief Operating Officer

Appendix A

Fund	Operating Expense Limit
Ranger Small Cap Fund	1.10%
Ranger Mid Cap Fund	1.12%